VINCI

Rueil, September 12, 2003

03032303

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- 2003 half-year financial statements
- Vinci wins three new Facility Management contracts in Germany.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

dlw 9/26

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

VINCI

11 September 2003

PRESS RELEASE

2003 HALF-YEAR FINANCIAL STATEMENTS

- **Growth in net sales in France and the rest of the world**
- **13% increase in net income to €196 million (earnings per share up 14%) thanks to improvement of 9.5% in operating income less net financial expense**
- **Financial situation strengthened**
- **Good outlook for 2003**

The VINCI board of directors, chaired by Antoine Zacharias, met on 11 September 2003 to approve the financial statements for the first half of 2003 and examine the outlook for the full year.

Growth in net sales in France and the rest of the world

VINCI's net sales for the first half of 2003 amounted to €8.5 billion, up 2.1% on a like-for-like basis compared with the first half of the previous year.

On an actual basis, the increase in net sales was 0.6% due to exchange rate fluctuations, which had a negative impact of €200 million. This was partially offset by the consolidation of recent acquisitions, principally by VINCI Concessions and VINCI Energies.

These changes illustrate VINCI's capacity for maintaining organic growth and continuing its expansion despite a difficult business climate in several of the company's markets, while at the same time selecting new projects very carefully in order to meet one of its priorities, namely improving its margins.

The first quarter was marked by bad weather in most European countries, together with an unstable international situation. In the second, however, the company recorded an upturn in business (3.9% on a like-for-like basis), which was especially significant in concessions and construction business in France.

In France, VINCI posted a 1.3% rise in net sales on a like-for-like basis to €5.1 billion for the first half. On an actual basis, net sales in France rose 2.5%.

In international business, net sales amounted to €3.4 billion, up 3.2% on a like-for-like basis and at constant exchange rates. On an actual basis, the decline in net sales was limited to 2.2% despite unfavourable exchange rates.

Net sales by business line

(In millions of euros)	**1st half 2002**	**1st half 2003**	**Change (actual)**	**Change (like-for-like)**
Concessions	882	910	+3.2%	+3.1%
Energy	1,481	1,493	+0.8%	-0.7%
Roads	2,382	2,329	-2.2%	+0.7%
Construction	3,633	3,759	+3.5%	+5.7%
Misc. and elimination of inter-company transactions	88	24	NC	NC
Total	**8,466**	**8,515**	**+0.6%**	**+2.1%**

Significant increase in income

Net income for the first half amounted to €195.6 million, up almost 13% compared with the first half of 2002 (€173.6 million). Earnings per share rose 14% from €2.06 to €2.35.

This good performance reflects the 9.5% increase in net income less financial expense to €363 million (compared with €332 million for the first half of 2002), due to the growth of operating income and the improvement in financial expense.

Operating income rose 2.5% to €427 million (compared with €416 million for the first half of 2002), representing 5% of net sales (as against 4.9% for the first half of 2002). Each of VINCI's business lines maintained or improved its contribution and operating margin, demonstrating the responsiveness of the company's subsidiaries and their ability to adapt to a changing business environment.

Operating income by business line

(In millions of euros)	**1st half 2002**	***Operating margin***	**1st half 2003**	***Operating margin***
Concessions	253	*28.7%*	257	*28.2%*
Energy	45	*3%*	49	*3.3%*
Roads	7	*NS*	8	*NS*
Construction	112	*3.1%*	113	*3%*
Misc. and elimination of inter-company transactions	(1)			
Total	416	*4.9%*	427	*5%*

The €21 million improvement in net financial expense from €63 million (as against €84 million for the first half of 2002) was attributable to the improvement in operating cash flow and receipt of the first dividend from ASF, which offset the cost of financing of VINCI's interest in that company.

Financial situation

Despite unfavourable exchange rates, cash flow generated by operations during the first half of 2003 amounted to €494 million, close to the very high level of €524 million achieved during the first half of 2002, which benefited from the conclusion of a large contract in Africa.

As capital expenditure was reduced to €161 million (compared with €196 million for the first half of 2002), free cash flow of €333 million was generated before change in working capital requirement, up from the amount generated during the first half of 2002.

Growth investments in existing concessions (the intercity network and A86 for Cofiroute, and the Rion-Antirion bridge in Greece) represented €203 million, down from €221 million recorded for the first half of 2002, which included completion work on the Chillan-Collipulli motorway in Chile.

The overall flows in the first half of 2003 resulted in an increase of debt of about €500 million, which corresponds closely to the seasonal change in working capital requirement. VINCI's debt in the first half of 2002 rose €1.3 billion due mainly to the company's investment in ASF.

Shareholders' equity and minority interests on the balance sheet at 30 June 2003 stood at €3.2 billion, up 6% over the position at 30 June 2002. Net financial debt represented €3 billion, due entirely to VINCI's Concessions business. Excluding treasury stock, it was €3.2 billion, down €530 million from the 30 June 2002 figure.

Outlook for the full year

The chairman, Mr Zacharias, emphasized the vitality of VINCI's operations in all its business lines and that the company is underpinned by a sound financial situation (Standard & Poor's ranking of BBB+ with stable outlook recently confirmed). Moreover, the order backlog has been renewed under good conditions and maintained at a very high level (€12 billion at 30 June 2003, representing nine months of average business activity). This gives the company's subsidiaries good visibility on both their business and financial performance.

Under these conditions, slight growth is expected in net sales for the full year 2003, with continued improvement in operating income. The chairman further pointed out that net income should exceed the €500 million mark.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

FIRST-HALF 2003 RESULTS
(in millions of euros)

	1st half 2002	1st half 2003	Change
Sales	**8,466**	**8,515**	**+2.1%**
of which: outside France	*3,457*	*3,383*	*(on a like-for-like basis)*
Operating income	**416.3**	**426.5**	**+ 2.5%**
% of sales	***4.9%***	***5.0%***	
Net financial expense	(85)	(63)	
Operating income less net financial expense	**332**	**363**	**+ 9.5%**
Net income	**173.6**	**195.6**	**+ 12.7%**
Earnings per share	**2.06 €**	**2.35 €**	**+ 14.1%**
Cash flow from operations	**524**	**494**	**(30)**
Net capital expenditure	(196)	(161)	+35
Free cash flow before net change in working capital requirement	**328**	**333**	**+5**
Investment in concessions	221	203	(18)
Shareholders' equity, incl.minorities	2,994	3,176	+183
Net financial debt before treasury stock	**3,706**	**3,176**	**(530)**
of which: concessions	*2,923*	*2,981*	

VINCI

Rueil-Malmaison, September 3, 2003

Press Release

VINCI wins three new Facility Management contracts in Germany worth more than €190 m.

SKE GmbH, a subsidiary of VINCI Construction specialised in Facility Management, has just been awarded three major contracts by the US Army in Germany:

- the renewal, through it subsidiary BOS GmbH, of two five year framework contracts for the maintenance of the buildings, roadways, airport facilities and runways of the Giessen, Friedberg, Hanau and Buedingen military bases. The value of this contract is about €146m.,

- in partnership with Siemens, a five year framework contract worth about €36m. for the maintenance and repair of air-conditioning and fire protection equipment on military bases in Bavaria, Baden-Württemberg and Rhineland-Palatinate,

- a contract worth €10m. for the renovation of 6 residential buildings on the US base in Stuttgart. The work will take 2 years to complete.

These successes illustrate the Group's determination to become a major player in Facility Management and reward everyone at SKE GmbH for their efforts over the past 5 years.

Press Contact : Virginie CHRISTNACHT
Tel : 01 47 16 31 82
Fax : 01 47 16 33 88
e-mail : vchristnacht@vinci.com